UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 20)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On August 19, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Twentieth Supplementary Bidder's Statement with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

TWENTIETH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29 July 2002, 30 July 2002, 31 July 2002, 2 August 2002, 6 August 2002, 7 August 2002, 8 August 2002 and 16 August 2002 ("**Previous Supplementary Bidder's Statements**"). This Twentieth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome. Inc in relation to the launching of a feasibility study on the Pueblo Viejo gold deposit in the Dominican Republic.

Broker Handling Fees

The broker handling fee arrangements announced by Placer Dome on 6 August 2002 will continue to apply for the extended Offer Period announced on 16 August 2002. That is, for all acceptances received after 1:30pm Sydney time on 6 August 2002 Placer Dome will pay handling fees on acceptances at the rate of 0.75% subject to a maximum fee of A$750. The fee is payable to any participating organisation of the ASX whose stamp appears on the Acceptance Form or who, in respect of a CHESS holding, provides evidence satisfactory to Placer Dome that it is the Controlling Participant who initiated the acceptance. Placer Dome reserves the right to aggregate any acceptances in determining the handling fees payable to any broker if Placer Dome reasonably believes that a party has structured holdings to take advantage of the handling fee.

Brokers are precluded from receipt of any handling fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under the Australian Corporations Act).

In accordance with applicable US securities laws, in order to be able to accept the broker handling fee, a broker must agree in writing prior to the termination of the Offer that, for a period of 40 days after the date of payment under the Offer, all offers and sales by it of Placer Dome shares issued in connection with the Offer shall be made only:

(i) to persons outside the United States that are not US persons in accordance with Rule 903 or 904 of Regulation S under the US Securities Act of 1933; or

(ii) pursuant to an available exemption from the registration requirements of the 1933 Act.

A copy of the form of letter agreement may be obtained from Richard Phillips of Macquarie Bank Limited on (61 3) 9635 8360.

The revised broker handling fee will be available until the scheduled close of the Offer at 6pm on Friday 30 August 2002. Placer Dome has not yet made a decision about whether it will extend the Offer, or if it extends the Offer whether any further broker handling fee will be payable.

Dated: 19 August 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 19 August 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 19 August 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME LAUNCHES PUEBLO VIEJO FEASIBILITY STUDY

FRIDAY, AUGUST 16, 2002

Vancouver, Canada— Placer Dome Inc. is pleased to report on significant progress in the ongoing implementation of its growth strategy. The Company today announced that it has launched a feasibility study on the Pueblo Viejo gold deposit in the Dominican Republic, following the ratification of its Special Lease Agreement by the Congress of the DR.

Placer Dome has an initial four-year period in which to reach a production decision, during which time it must spend US$10 million. Based on publicly available data, a preliminary estimate of the scope of the project envisages annual gold production of 400,000 ounces using conventional and bioleach processing and a workforce of 350 to 450 employees, subject to feasibility. The government has placed the potential exploitable sulphide resource at over 14 million ounces of gold, which holds the potential for a 33-year mine life.

Under the terms of the agreement, the Dominican Republic would receive a combination of a net smelter return, a net profits interest and corporate taxes based on varying profit levels.

The Pueblo Viejo site presents an existing environmental challenge in the form of acid rock drainage from past operations. The oxide portions of the deposit were mined between 1979 and 1999, producing 5 million ounces of gold and 22 million ounces of silver. The DR remains responsible for all historic environmental liabilities while Placer Dome will assume responsibility for environmental effects resulting from its operations.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

According to Placer Dome President and CEO Jay Taylor: "This is a win-win for PDG and the Dominican Republic. For an attractive cost of entry we have access to a high-grade resource with a very high potential for development. The Dominican Republic receives the benefit of an environmentally responsible operator who will work in partnership to create economic benefit."

Placer Dome will hold a conference call to discuss plans for Pueblo Viejo on Monday, August 19 at 1:30 pm PST. North American participants can dial in to the call at 1-877-871-4107. Outside of North America, please dial (416) 641-6210. The call will also be webcast on the Investor Relations section of the Placer Dome website at www.placerdome.com.

-end-

For further information:

In North America: Brenda Radies (604) 661-1911

In South America: Felipe Ruiz (56 2) 370-5502

On the Internet: www.placerdome.com

CAUTIONARY NOTE

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

August 20, 2002